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                          July 6, 2023

       Marvin White
       President and Chief Executive Officer
       Aptevo Therapeutics Inc.
       2401 4th Avenue, Suite 1050
       Seattle, Washington, 98121

                                                        Re: Aptevo Therapeutics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 30, 2023
                                                            File No. 333-273067

       Dear Marvin White:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sean Donahue, Esq.